UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Contents

1.	Press release issued by CEMEX Holdings Philippines in the Philippines dated July 27, 2017, announcing second quarter 2017 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	Second quarter 2017 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

3.	Presentation regarding second quarter 2017 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	July 26, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release issued by CEMEX Holdings Philippines in the Philippines dated July 27, 2017, announcing second quarter 2017 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

2.	Second quarter 2017 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).

3.	Presentation regarding second quarter 2017 results for CEMEX Holdings Philippines, Inc., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX).